Exhibit 99.1

OneSmart Announces Changes to Board of Directors and Management

SHANGHAI, June 26, 2021 /PRNewswire/ -- OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading premium K-12 education company in China, today announced that Mr. Honggang (Greg) Zuo, the Company’s director, chief financial officer and chief strategic officer, has tendered his resignation from the foregoing positions due to family reasons, effective June 25, 2021.

Concurrently, Mr. Qiang (Eason) Zhou, vice president of finance, will report directly to Mr. Steve Zhang, the Company’s chief executive officer. Mr. Zhou joined OneSmart in 2008 and has served successively as financial controller, senior financial controller, assistant vice president and vice president of finance of the Company. Mr. Zhou is currently in charge of corporate finance, tax, financing and internal control matters of the Company. Prior to 2008, Mr. Zhou held a number of financial leadership roles at several media companies. Mr. Zhou has more than 20 years of experience in financial management and is a certified internal auditor.

Mr. Steve Zhang, chairman and chief executive officer of OneSmart, commented, “I would like to thank Greg for his contributions to OneSmart during his tenure on the Board. I wish him all the best in his future endeavors. I am confident that Eason’s leadership and extensive financial and investment experience will continue to add significant value as OneSmart moves into its next phase of growth.”

The Company intends to appoint a new chief financial officer in due course. After Mr. Zuo steps down from the board of directors, there will be four incumbent directors: Mr. Xi Zhang, Ms. Zhizhi Gong, Mr. Mason Xu and Dr. Yan Gong, of which Mr. Mason Xu and Dr. Yan Gong are independent directors.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 after-school education company in China. Our vision is to be the most trusted and heart-warming education company and our mission is POWER LEARNING changes the future with technology advancement. Our company culture is centered on the core values of customer focus, excellence, integrity, and technology and innovation.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business, HappyMath, and FasTrack English, and OneSmart Online. As of February 28, 2021, OneSmart operates a nationwide network of 457 learning centers in China.

For more information on OneSmart, please visit http://ir.onesmart.org.

For more information, please contact:

OneSmart

Ms. Ida Yu

+86-21-2250-5891

E-mail: ir@onesmart.org

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: onesmart@icaasia.com